SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F:  ☑    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:  ☐    No:  ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors
(Principal Executive Officer)

Dated: October 26, 2004

Results third quarter and nine months 2004*

October 8, 2004

	Third quarter 2004			Nine months 2004
In million €
Total revenues	645.7	[–1.1	%]	1,950.3	[–3.6	%]
Operating income [EBIT]	16.6	—		81.3	[3.6	%]
Net income	14.1	—		52.7	[52.8	%]
Net income per share in €	0.16	—		0.60	[57.1	%]
Operating income** [EBIT]	23.9	[–6.7	%]	88.6	[–12.7	%]
Net income***	12.9	[1.9	%]	51.5	[–2.4	%]

Commenting on the third quarter results, Rokus van Iperen, chairman of the Board of Executive Directors of Océ N.V., said: “The growth in sales of new systems in the third quarter lagged behind the trend. Recurring revenues did not develop as anticipated. But this is a postponement rather than a cancellation of investments. In due course the further growth of the population of machines will lead to growing income flows from service.”

•	Slight decline in third quarter revenues to € 645.7 million [–1.1%]. Organic increase in revenues 0.4%.

•	Sales of machines, software and professional services [non-recurring] grew organically by 10.0% in the third quarter [excluding sale of lease contracts: 4.6%].

•	Operating income before impairment amounted to € 23.9 million [2003: € 25.7 million].

•	Compared to the third quarter of 2003, the impact of the sale of lease contracts on operating income amounted to € 0.1 million; this is the net result of the book profit [€ 8.1 million] after deducting the decrease in interest income from financial leases [– € 8.0 million].

•	Net income was € 14.1 million, including impairment [€ 4.4 million net] and the release of a tax provision of € 5.6 million net.

•	Free cash flow was € 102.4 million during the third quarter.

•	Interim dividend to be maintained at € 0.15 per ordinary share.

•	Net income for full 2004 financial year expected to be between € 75 and € 80 million.

*       The figures stated in this report are unaudited. The report has been prepared on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2003 no changes have taken place in the accounting principles.

** Excluding impairment of € 7.3 million in 2004 and € 23.0 million in 2003.
*** Excluding impairment [€ 4.4 million net] and release of € 5.6 million net from tax provision.

Results third quarter 2004

Revenues decreased in the third quarter by 1.1% to € 645.7 million. On an organic basis revenues increased by 0.4%. Revenues were positively influenced by the book profit [€ 8.1 million] on the sale of the lease portfolio, this was cancelled out by lower interest income from the consequently reduced lease portfolio [€ 8.0 million].

Exchange rate effects reduced revenues by 1.5%. Non-recurring revenues booked an organic increase of 10.0% [excluding the sale of lease contracts: 4.6%].

Recurring revenues [service, rental, leasing, business services and media] decreased organically by 2.7% [excluding the sale of lease contracts: – 1.5%].

The gross margin amounted to 40.3%. This was a decrease of 1.2% compared to the third quarter of 2003. Of this margin decrease, 0.5% was attributable to exchange rate results. The volume/mix effect reduced the margin by 0.7%. This reduction was mainly caused by decreasing service income in the Strategic Business Unit Digital Document Systems.

Operating expenses include an amount of € 7.3 million in the form of impairment charges. Excluding impairment, operating expenses were € 9.2 million lower. On an organic basis this decrease amounted to 2.7%.

Operating income [EBIT] before impairment decreased by 6.7% to € 23.9 million as a result of a lower margin and lower costs. Organically, operating income before impairment grew by 7.0%. Operating income increased from € 2.7 million to € 16.6 million.

Interest charges were 29.3% lower than in the corresponding period of last year and amounted to € 4.8 million.

The tax charge includes a release of € 5.6 million from a provision, which meant that the tax burden during the quarter was negative. Excluding this release and impairment, tax charges amounted to 29.0%.

Net income amounted to € 14.1 million [2003: – € 5.6 million].

Net income excluding impairment and excluding the release of the tax provision amounted to € 12.9 million, an improvement of 1.9% on the third quarter of 2003.

Net income per ordinary share outstanding was € 0.16 [2003: – € 0.08].

Impairment costs of € 7.3 million were charged to operating income in the third quarter. This represents the remaining amount of goodwill that had been capitalised in the Display Graphics business group. For Océ it is very important to have a presence and to expand further in this potential growth segment.

Third quarter results by Strategic Business Unit

In Digital Document Systems [DDS] revenues amounted to € 441.3 million [2003: € 447.1 million]. On an organic basis revenues remained at the same level as in the previous year. Exchange rate effects had an adverse impact of 1.3% on revenues.

Non-recurring revenues increased organically by 9.2% [excluding the sale of lease contracts: 2.7%]. Recurring revenues showed an organic decrease of 2.7% [excluding the sale of lease contracts: – 1.5%].

Operating income of the DDS Strategic Business Unit amounted to € 3.6 million [2003: € 14.2 million].

Sales of the second generation of colour printers, the Océ CPS900, are progressing well. Océ is convinced that, thanks to the colour technology it has developed in-house, it can achieve a substantial increase in its market share in the fast-growing colour segment.

The Océ VarioPrint 2110 [110 ppm] has considerably strengthened the company’s competitive position in high-volume black-and-white printing.

Due to a higher than foreseen order portfolio, demand for the two new printing systems is currently outstripping the production capacity. An upscaling of production is expected to make good the delivery backlog within the near future.

In Wide Format Printing Systems [WFPS] revenues amounted to € 204.4 million [2003: € 206.0 million]. The organic increase in revenues was 1.2%, whilst exchange rate changes had a negative impact of 1.9%. Sales of printing systems were up by 11.4% [excluding the sale of lease contracts: 7.9%]. Recurring revenues decreased by 2.8% [excluding the sale of lease contracts: – 1.6%].

Operating income of WFPS amounted to € 13.0 million [2003: € 11.5 million].

The results achieved by Technical Document Systems give cause for great satisfaction. Océ was able to leverage its strong position in the design engineering market to optimum effect. Océ’s strategy of focusing on innovation in colour but also continuing to launch innovative products in the black-and-white segment has clearly proved its effectiveness.

In the graphics market the reserved investment behaviour continues to have a major impact on sales results.

Outsourcing of manufacturing

The relocation of part of the manufacturing facilities to Central Europe and the Far East is moving ahead fully on schedule, both as regards timing and in terms of the anticipated reduction in costs.

Satisfactory cooperation has been established with the partners handling the outsourcing operations and the products they will supply comply with Océ’s high quality standards.

Corporate Sustainability Report

Océ has published its Corporate Sustainability Report recently. This report has been set up in accordance with the Global Reporting Initiative [GRI] and gives account for how Océ gives shape to sustainable development.

Outsourcing of lease activities

The outsourcing of the lease activities is making steady progress. Both in Europe and in the United States the process is proceeding well. During the third quarter € 98 million of the existing lease portfolio was transferred. In Europe the process is now clearly starting to pick up speed following the harmonisation of Océ’s systems with those of the vendor lease partner.

The book profit on the sale of the lease receivables amounted to € 8.1 million. At the end of the third quarter the balance sheet still comprised a total of € 537 million in the form of lease receivables. This amount is expected be around € 400 million by the end of 2004. Thus more than half of the lease portfolio has been outsourced.

Commercial versus financial results

	Nine months
	2004	2003
In million €
Commercial activities*
Revenues	1,894	1,948
Operating income	50	48
Net income	36	31
Financial activities
Revenues	56	75
Operating income	39	54
Net income	16	22

*	Including € 20.8 million book profit in 2004, excluding impairment in both years.

Results nine months 2004

Revenues amounted to € 1,950.3 million, a decrease of 3.6% compared to the corresponding period of 2003. Revenues showed an organic increase of 0.9%. The book profit on the sale of the lease portfolio amounted to € 20.8 million. Interest income from financial leases was down by € 18.5 million. Non-recurring revenues increased organically by 11.5% [excluding the sale of the lease contracts: 7.1%]. Recurring revenues decreased on an organic basis by 2.3% [excluding the sale of the lease contracts: –1.6%].

The gross margin amounted to 41.9%, an increase of 0.4% compared to the first nine months of 2003. Exchange rate/hedge results had an adverse impact of 0.4% on the margin. The volume/mix effect brought an improvement of 0.8% in the margin.

Operating expenses excluding impairment decreased by 1.3%.

Operating income rose by 3.6% to € 81.3 million. Operating income before impairment decreased by 12.7% to € 88.6 million.

Interest charges were 38.3% lower at € 14.5 million.

The tax charge amounted to 18.6%. Excluding the release of the tax provision and impairment, the tax charge was 28.2%.

Net income amounted to € 52.7 million [2003: € 34.5 million]. Net income before impairment and the release of the tax provision amounted to € 51.5 million.

Net income per ordinary share outstanding was € 0.60 [2003: € 0.38].

Balance sheet

The balance sheet total decreased by € 149 million, from € 2,421 million at the end of November 2003 to € 2,272 million at the end of the third quarter.

The most significant developments in the assets position are a reduction in financial lease receivables [– € 264 million] and an increase of € 91 million in cash and cash equivalents. Inventories increased by € 24 million and accounts receivable were € 10 million lower. The free cash flow [before financing activities] amounted to € 102.4 million in the third quarter. Total free cash flow over the past nine months was € 192.8 million. The solvency ratio amounted to 33.9% [29.6% at the end of the third quarter of 2003].

Interim dividend

For the 2004 financial year the interim dividend to be distributed will remain unchanged at € 0.15 per ordinary share. The interim dividend will be made available entirely in cash and will be obtainable for payment as from October 25, 2004.

Prospects

Although organic growth in the third quarter was lower than in the second quarter, this is not expected to cause a reverse in the positive trend in revenues.

Thanks to the strength of its product portfolio Océ will improve its position further, despite the weak recovery in most of the markets in which Océ is active.

Net income is expected to be between € 75 and € 80 million.

Océ N.V.

October 8, 2004

For further information:

Océ N.V.

Pierre Vincent,

Senior Vice President Investor Relations

Venlo, the Netherlands

Telephone #31 77 359 2240

E-mail mve@oce.nl

Consolidated Statment of Operations

Period December 1, 2003 to August 31, 2004	Third quarter		Nine months
Results in million €	2004	2003	2004	2003
Revenues from sales, rentals and service	630.0	629.5	1,894.1	1,947.6
Interest from financial lease	15.7	23.6	56.2	74.7

Total revenues	645.7	653.1	1,950.3	2,022.3
Cost of sales, rentals and service	385.4	381.8	1,132.9	1,182.2
Gross margin	260.3	271.3	817.4	840.1
Operating expenses	236.4	245.6	728.8	738.6
Impairment	7.3	23.0	7.3	23.0
Operating income	16.6	2.7	81.3	78.5
Financial expense [net]	4.8	6.9	14.5	23.5
Income before income taxes, equity in income of unconsolidated companies and minority interests	11.8	–4.2	66.8	55.0
Income taxes	–2.9	0.8	12.4	18.7
Income before equity in income of unconsolidated companies and minority interests	14.7	–5.0	54.4	36.3
Equity in income of unconsolidated companies	—	—	0.2	0.1
Income before minority interests	14.7	–5.0	54.6	36.4
Minority interests in net income of subsidiaries	0.6	0.6	1.9	1.9
Net income	14.1	–5.6	52.7	34.5
Net income attributable to holders of ordinary shares	13.2	–6.5	50.0	31.9
Free cash flow	102.4	75.6	192.8	120.0
Average number of ordinary shares outstanding [x 1,000]	83,515	83,394	83,478	83,410
Per ordinary share in €
Net income	0.16	–0.08	0.60	0.38

Consolidated Balance Sheet

	Third quarter		End financial year
In million €	2004	2003	2003	2002
Assets
Intangible fixed assets	38	49	49	86
Tangible fixed assets	484	516	494	578
Financial fixed assets	421	662	561	693
Inventories	334	349	310	345
Accounts receivable and prepaid expenses	849	978	952	1,123
Cash and cash equivalents	146	43	55	37

Total assets	2,272	2,597	2,421	2,862

Liabilities
Total shareholders’ equity	732	730	713	771
Minority interest	38	38	39	40
Long term liabilities [provisions]	545	613	596	637
Long term debt	385	525	381	756
Short term debt	99	195	168	87
Other current liabilities	473	496	524	571

Total liabilities	2,272	2,597	2,421	2,862

Changes in shareholders’ equity

Period December 1, 2003 to August 31, 2004	Nine months
In million €	2004	2003
At December 1, 2003/2002	713	771

Net income	53	35
Dividend	–36	–36
Conversion of convertible loans	—	—
Repurchased shares relating to Option Plan	1	–1
Foreign currency translations	1	–39

At August 31	732	730

Abridged Consolidated Statement of Cash Flow

Period December 1, 2003 to August 31, 2004	Nine months
	2004	2003
In million €
Cash flow from operating activities

Net income	53	35
Depreciation	117	153
Investments less divestments in rental equipment, and movements in financial lease receivables	33	46
Long term liabilities [provisions]	–29	–30
Trade accounts and other receivables	11	80
Inventories	–45	–35
Trade accounts payable	–24	–51
Net change in other working capital accounts	–56	–17

Total cash flow from operating activities	60	181

Cash flow from investing activities

Capital expenditure on intangible assets	–11	–5
Capital expenditure less divestments in property, plant and equipment	–62	–58
Capital expenditure on other financial assets	1	–1
Sale (purchase) of group companies after deduction cash and cash equivalents	—	3
Sale of lease portfolio	205	—

Total cash flow from investing activities	133	–61

Free cash flow	193	120

Cash flow from financing activities

Interest bearing loans	–65	–96
Repurchased shares relating to Option Plan	1	–1
Dividend	–39	–39
Other	–3	–3

Total cash flow from financing activities	–106	–139

Translation differences	4	25
Changes in cash and cash equivalents	91	6

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended [referred to hereafter as the Securities Act], and Section 21E of the Securities Exchange Act of 1934, as amended [referred to hereafter as the Exchange Act]. These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties [some of which are beyond Océ’s control] and which are neither manageable nor foreseeable by Océ. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this report or Océ’s other annual or periodic reports filed with the United States Securities and Exchange Commission. In view of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

These factors, risks and uncertainties, which include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, uncertainty of political situations, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent and potential future terrorists attacks and the war on terrorism. For a more detailed discussion of the risks, uncertainties and other factors that may affect Océ’s actual results, performance or achievements, you should refer to pages 62 to 67 of the annual report for 2003, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to more than € 53 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500-priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam [Euronext], Düsseldorf, Frankfurt/ Main and on the electronic stock exchange [EBS] in Switzerland. They are traded in the United States as American Depositary Receipts [ADRs] via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone [+31] [0]77 359 22 40 Telefax [+31] [0]77 359 54 36 Océ on Internet: http://www.oce.com E-mail info@oce.com Trade register Venlo 12002283

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

Press release Océ N.V.

Océ holds Extraordinary Shareholders Meeting

On Wednesday September 8, 2004 at 15.30 hours Océ N.V. will hold an Extraordinary Shareholders Meeting in Venlo to adopt the remuneration policy for the Board of Executive Directors, including approval of a long-term equity plan as well as approval of an alteration of the Articles of Association.

Consideration of these subjects is related to compliance with the Dutch Corporate Governance Code and to changes in legislation.

With effect from August 17, 2004 the agenda including explanatory comments will be published on internet (www.oce.com) and will also be available in printed form.

Océ N.V.

Venlo, the Netherlands, July 30, 2004

For further information:

Océ N.V.

Paul Hollaar, Corporate Communications Manager

Venlo, the Netherlands

Phone #31 77 359 2000

E-mail hol@oce.nl

Press release Océ N.V.

We regret to announce that Mr. Ronald E. Daly has decided - following close consultation with the Supervisory Board of Océ N.V. and the Board of Océ-USA Holding, Inc. - to resign from his position as member of the Board of Executive Directors of Océ N.V., CEO of Océ-USA Holding, Inc. and his other positions within the Océ Group effective September 1, 2004.

The Boards of Océ N.V. and Océ-USA Holding, Inc. respect his decision and express their gratitude for Mr. Daly’s contribution during the period that he was a member of the Board of Executive Directors of Océ N.V. and he was leading Océ-USA Holding, Inc.

Effective September 15, 2004, Mr. Jan Dix will be appointed as CEO of Océ-USA Holding, Inc. Mr. Dix is member of the Board of Executive Directors of Océ N.V. and Senior Executive Vice President of the Strategic Business Unit Digital Document Systems.

Mr. Michel Frequin, former Executive Vice President of the Strategic Business Unit Wide Format Printing Systems, will succeed Mr. Dix as Executive Vice President of Digital Document Systems.

Mr. Tom Egelund, former Executive Vice President of Royal Philips’ Medical Systems Division, has been appointed as Executive Vice President of the Strategic Business Unit Wide Format Printing Systems.

Océ N.V.

August 27, 2004

For further information:

Océ N.V.

Pierre Vincent, Vice President Investor Relations

Venlo, The Netherlands

Tel. + 31-77-3592240

E-mail mve@oce.nl

Paul Hollaar, Vice President Corporate Communications

Venlo, The Netherlands

Tel. +31-77-3592000

E-mail hol@oce.nl

Press release Océ N.V.

Extraordinary Shareholders Meeting Océ

At today’s Extraordinary Meeting of Shareholders of Océ N.V. the remuneration policy of the Board of Executive Directors was adopted and the long-term equity plan was approved.

The proposal to alter the Articles of Association has also been approved.

Ultimately December 8, 2004 the minutes of the meeting will be published on the corporate website [http://www.oce.com] and will be supplied to shareholders upon request.

Océ N.V.

September 8, 2004

For further information:

Océ N.V.

Pierre Vincent, Senior Vice President Investor Relations

Venlo, The Netherlands

Tel. #31.77.3592240

E-mail mve@oce.nl